UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

BIRNER DENTAL MANAGEMENT SERVICES, INC.

________________________________________________

(Name of Subject Company (Issuer))

BIRNER DENTAL MANAGEMENT SERVICES, INC.

________________________________________________

(Name of Filing Person (Issuer))

Common Stock, Without Par Value

________________________________________________

(Title of Class of Securities)

091283200

_____________________________________________

(CUSIP Number of Class of Securities)

Dennis N. Genty

Chief Financial Officer, Secretary, and Treasurer

Birner Dental Management Services, Inc.

3801 East Florida Avenue, Suite 508

Denver, Colorado 80210

(303) 691-0680

____________________________________________

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Douglas R. Wright, Esq.

Faegre & Benson LLP

3200 Wells Fargo Center

1700 Lincoln St.

Denver, CO 80203

(303) 607-3500

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$4,900,000	$525

* Calculated solely for purposes of determining the filing fee. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, assumes the purchase of 175,000 shares of common stock at the maximum tender offer purchase price of $28.00 per share in cash.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $525
Form or Registration No.: Schedule TO-I (SEC File No. 005-53665)
Filing party: Birner Dental Management Services, Inc.
Date filed: August 31, 2006

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

This Amendment No. 2 amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on August 31, 2006 by Birner Dental Management Services, Inc. (the “Company”), as amended by Amendment No. 1 filed on September 13, 2006, relating to the offer to purchase by the Company of up to 175,000 shares of its common stock, without par value, at a price not greater than $28.00 or less than $17.50 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2006 (the “Offer to Purchase”).

The information in the Offer to Purchase, previously filed as Exhibit (a)(1)(i) to the Schedule TO, is incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 Through 11.

On October 3, 2006, the Company issued a press release announcing preliminary results of the offer, which expired at 5:00 p.m. Mountain time, on Friday, September 29, 2006. A copy of the press release is filed as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

(a)(5)(iv)	Press Release dated October 3, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

Birner Dental Management Services, Inc.

/s/ Frederic W. J. Birner

Name: Frederic W.J. Birner

Title: Chairman of the Board and Chief Executive Officer

Date: October 3, 2006

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated August 31, 2006.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Instruction form for vested stock options.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(i)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
(a)(5)(iii)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
(a)(5)(iii)	Press Release dated August 31, 2006.*
(a)(5)(iv)	Press Release dated October 3, 2006.
(b)(i)	Fourth Amendment to the Second Amended and Restated Credit Agreement between the Company and KeyBank National Association dated August 29, 2006.*
(b)(ii)	Third Amended and Restated Security Agreement between the Company and KeyBank National Association dated August 29, 2006.*
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

Birner Dental Management Services, Inc. Announces Preliminary Results of Tender Offer

Company Expects to Acquire 213,111 Shares at $21.75 per Share

DENVER, Oct. 3 /PRNewswire-FirstCall/ -- Birner Dental Management Services, Inc. (Nasdaq: BDMS), operators of PERFECT TEETH dental practices, today announced preliminary results of its modified "Dutch Auction" tender offer, which expired on Friday, September 29, 2006, at 5:00 p.m., Mountain time.

The Company expects to accept for payment, at a purchase price of $21.75 per share, 213,111 shares of its common stock that were properly tendered and not withdrawn. The 213,111 shares expected to be purchased are comprised of the 175,000 shares the Company offered to purchase and 38,111 shares to be purchased pursuant to the Company's right to purchase up to an additional 2 percent of the outstanding shares as of August 31, 2006, without extending the tender offer in accordance with applicable securities laws. These tendered shares represent approximately 9.2% percent of the shares outstanding as of August 31, 2006. Under the terms of the tender offer, the Company offered to purchase up to 175,000 shares of its common stock at a price not greater than $28.00 per share or less than $17.50 per share.

The number of shares to be purchased and the price per share are preliminary. Final results for the tender offer will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased, the price per share and the proration factor, if any, will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase, and return of all shares tendered and not purchased, will occur promptly after the final number of shares tendered and proration factor are confirmed.

The purchase of the shares will be funded with proceeds from a new $5 million term loan that the Company entered into on August 31, 2006.

Computershare Trust Company, Inc. is the information agent and depositary for the tender offer. Any questions concerning the tender offer should be directed to Computershare Trust Company, Inc. by calling 1-800-962-4284 (extension 4732).

ABOUT BIRNER DENTAL MANAGEMENT SERVICES, INC.

Birner Dental Management Services, Inc. acquires, develops, and manages geographically dense dental practice networks in select markets in Colorado, New Mexico, and Arizona. Currently, the Company manages 60 dental offices, of which 35 were acquired and 25 were de novo developments. The Company operates its dental offices under the PERFECT TEETH name.

Certain of the matters discussed herein may contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from expectations. These include statements regarding the number of shares to be purchased, the price per share and other results of the tender offer, which may change when finally determined. Closing of the tender offer is subject to certain conditions. These and other risks are set forth in the Schedule TO, as amended, filed by the Company in connection with the tender offer and in reports filed by the Company with the Securities and Exchange Commission.

For Further Information Contact:

Birner Dental Management Services, Inc.

Dennis Genty

Chief Financial Officer

(303) 691-0680